Exhibit 99.1

TRANSCRIPT

Acquisition of Beckman Coulter, Inc by Danaher Corporation Call

Operator

Good morning. My name is Candice, and I will be your conference operator today. At this time, I would like to welcome everyone to the Danaher Corporation Acquisition Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session.  As a reminder, today's conference is being recorded. Thank you.

I would now like to turn the conference over to Mr. Matt McGrew, Vice President, Investor Relations for Danaher Corporation. Sir, you may begin your conference.

Matt R. McGrew, Vice President, Investor Relations

Thanks, Candice, and good morning, everyone. With me on the call today are Larry Culp, our President and Chief Executive Officer, and Dan Comas, Executive Vice President and Chief Financial Officer. This call will be recorded and posted on the Danaher website www.danaher.com and remain there for one week.

I'd like to point out that we will be making a number of forward-looking statements during the call, including statements regarding the proposed transaction between Danaher and Beckman Coulter, the expected timetable for completing the transaction, the growth prospects in Beckman-served markets, Beckman's industry positioning and advantages, future financial and operating results, anticipated benefits and synergies of the transaction, future opportunities for the combined businesses, the anticipated impact of the acquisition on Danaher's EPS and other statements that are not statements of historical fact. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by these forward-looking statements, including the factors set forth in the press release announcing the transaction and in the two companies' SEC filings.

These forward-looking statements speak only as of the date that they are made. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events and developments or otherwise, except as required by law.

We'll be taking questions at the end of the prepared remarks. And with that, I'd like to turn the call over to Larry.

H. Lawrence Culp, Jr., President and Chief Executive Officer

Matt, thanks. Good morning, everyone. I'm very pleased to announce that the Boards of Directors of Danaher and Beckman Coulter have reached an unanimous agreement for Danaher to make a cash tender offer for all the outstanding shares of Beckman at a price of $83.50 per share, representing a total consideration of approximately $6.8 billion including debt and net of cash acquired. We are very excited about this opportunity for a number of reasons. First, we believe that Beckman Coulter is an iconic company with a great brand, broad reach and technology leadership well positioned in the markets it serves. Based in Brea, California, Beckman is a leading supplier of in-vitro  diagnostics systems including instruments, consumables, software and service for the biomedical laboratory market. Its clinical diagnostic systems are found in hospitals and other clinical settings around the world and deliver critical information to physicians to diagnose disease, make treatment decisions and monitor patient care.

In 2010, the company generated revenues of approximately $3.7 billion, had a gross margin of approximately 45% and a low-teens operating margin. Beckman's strong gross margin reflects the value it creates for customers and also suggests we can work together to drive superior bottom line results.

Like our Radiometer and Leica businesses, Beckman operates within the $25 billion in-vitro diagnostics market, which is growing at a mid single digit rate due to a number of attractive growth drivers, including the increasing investment in preventative and predictive medicine designed to diagnose and treat diseases early, an aging population in need of more and frequent diagnostic testing, and the rapid growth of diagnostic testing in the emerging markets, which now represents almost 25% of Beckman's revenues. Beckman's product portfolio is well positioned to capitalize on all of these macro trends.

Approximately 70% of Beckman Coulter's annual revenue is generated from consumables and service, while the remainder is derived from instrument sales. As many of you know, this attractive razor-razorblade business model is very similar to our approach at Radiometer, Leica Biosystems, HACH LANGE and Videojet. Primary customers include hospital laboratories and national reference labs.

Beckman's clinical diagnostics products are organized around three key segments: clinical chemistry, cellular systems and immunoassay. While instruments in consumables vary by application, all of Beckman's clinical diagnostics products are designed for reading and testing blood and diagnosing blood-based diseases.

Clinical chemistry products account for about one third of total revenue and focus on routine non-protein chemical tests in the blood such as cholesterol, hemoglobin and glucose. Beckman is a leader in this field. Cellular systems make up about 30% of total revenue and are designed for more complex testing such as coagulation and blood cell count tests used in diagnosing blood system diseases such as leukemia. Immunoassay products comprise about 25% of revenue and are used by doctors for specialized diagnostics such as cancer screening, hormonal imbalances, cardiac failure and immuno response problems.

In addition, Beckman has a targeted presence in life science research, with about 12% of revenues derived from instruments and consumables used in government, academic and pharmaceutical labs to study complex biological problems, including the causes of disease and potential new therapies or drugs. This life science portfolio is complementary to our Leica Microsystems imaging and AB SCIEX mass spectrometry businesses. The second reason we're excited is the tremendous opportunity to unlock value at Beckman Coulter with DBS. Being part of Danaher, Beckman associates will have the opportunity to leverage the power of the Danaher Business System, including the processes by which we accelerate growth through new product innovation and enhance sales, marketing and service, as well as our strength in continuously expanding margins.

We've identified over $250 million of cost synergies we believe we can realize over the next few years at Beckman, including significant sourcing and procurement synergies. We also believe there is an opportunity to create value by sharing expertise in processes and using the scale of our existing life sciences and diagnostics businesses. Overall, we believe this will be a high-fit, high impact opportunity with DBS.

One area where we believe there is significant opportunity to drive top line synergies is in China. Currently Beckman Coulter is number two in the IVD business in China, with $300 million in revenue, growing in excess of 25% annually.

We're excited about the potential opportunity to realize additional market share gains in that region by taking advantage of our existing footprint with Leica and Radiometer and the relationships we have with hospitals and labs. In addition, Beckman's strong automation capabilities, incumbent positions in thousands of hospitals and regulatory expertise will aid AB SCIEX's growing diagnostic position in mass spectrometry.

The third and final reason we're excited about acquiring Beckman Coulter is that we believe it offers a uniquely compelling value creation opportunity. We will be acquiring Beckman for about 1.8 times 2010 revenue. More importantly, because of our confidence in the quality of this business and the DBS opportunities therein, we expect a 10% return on invested capital in less than four years. Additionally, within that same timeframe, we expect Beckman to contribute more than $650 million to Danaher's annual free cash flow.

Excluding the impact of acquisition-related non-recurring charges such as in-process R&D, inventory write-ups and deferred revenue accounting, we expect the transaction to be accretive to EPS on an adjusted basis by about $0.05 to

$0.10 in 2011. In addition, we believe Beckman will contribute $0.25 to $0.30 to our 2012 GAAP EPS.

After funding this transaction, as well as our pending EskoArtwork acquisition, our M&A focus for the balance of this year will be on bolt-on additions.

Finally, I'd like to take a moment to thank the Beckman Coulter team. We are very pleased that the Beckman Board of Directors has unanimously recommended this transaction, and we look forward to Beckman's future with us.

I will now turn the call over to Dan to give you some more details on the financial aspects of this transaction.

Daniel L. Comas, Executive Vice President – Chief Financial Officer

Thanks, Larry. Good morning, everyone. Let me provide a little more background on the situation and our offer. We expect to formally launch the tender offer shortly. As we discussed, we will be offering $83.50 per share in cash, representing an aggregate purchase price of approximately $6.8 billion, including debt and net of cash acquired. The offer will be subject to customary conditions including the tender of a majority of the outstanding shares into the offer calculated on a fully diluted basis, the receipt of applicable regulatory approvals and the absence of any material adverse effect with respect to Beckman.

As we have done with other public company acquisitions, if at least the majority of the outstanding shares tender into the offer, we expect to acquire the remainder of the shares through a merger. We also expect to de-list the company following the successful completion of the offer, and we would anticipate completing the offer in the first half of 2011.

We would expect to fund the transaction as follows. Approximately 25% will come from cash on hand, about 60% from new and assumed debt and about 15% from equity. We also expect to pay down a sizeable amount of this debt in 2011.

Matt R. McGrew, Vice President, Investor Relations

Thanks, Dan. Candice, we'd now like to open up the lines for questions that people may have.

Q&A -- Operator

[Operator Instructions] We'll go first to Nigel Coe with Deutsche Bank.

<Q - Nigel Coe>: Hi, good morning.

<A - H. Lawrence Culp, Jr.>: Good morning, Nigel.

<Q - Nigel Coe>: Sounds like you've been busy guys. So I think Beckman, it's fair to say, was perceived by Wall Street as maybe not best managed from a cost perspective. Where do you see the biggest short-term opportunities in terms of cost reductions, and where do you see the longer-term opportunities? And maybe if you could just talk about the phasing of that $250 million?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Sure. Nigel, I think there are a lot of opportunities here by way of DBS. Certainly cost is an important part of the equation here. We obviously have conviction about $250 million of synergies, but I don't for a moment want to understate the impact I think we can have on the quality dimension, innovation as well. I think there's a lot of discipline that DBS can bring to aid the sales and marketing activities, certainly as you've seen us do in other like situations – Radiometer, Leica for instance. We would intend to take some of that cost reduction above the $250 million to accelerate the high impact investment opportunities they have around the immunoassay space, certainly in emerging markets, life sciences is something where we think we see opportunity on a stand-alone basis, let alone with our life sciences and diagnostics businesses. And all of that, obviously, is what comes together to create this, what we, again, think is a truly unique value creation opportunity.

When we look at the $250 million, on the cost side, I would summarize it this way. About half of that will come from more traditional operation or operational synergies. I mentioned sourcing and procurement, other productivity efforts on the shop floor and the supply chain, roughly a quarter of that will come, if you will, from not only the public company costs, but general administration streamlining and the like. And I'd say the other quarter is made up of a number of different other opportunities that we've identified in diligence, perhaps the IT area is one area where I think we can provide a high-quality of service, but at a lower level of spend, commensurate what we do in our other large businesses. I think that's how we'll get there. In terms of the timing, clearly this will be something that we're going to be going after very aggressively out of the box. I think that's part of the reason why we think we get to the 10% ROIC by 2014. But the next couple of years, the next 24 months or so, are going to be obviously critical in this regard.

<Q - Nigel Coe>: Sure. That's great. And then going back to the synergies, I think the message there was that the portfolio actions you've taken in the last couple of years have moved up the growth rates certainly well within that 5% to 7% range. Where do you think Beckman fits into that range? And do you think you maybe take a step – a small step down with the organic growth with Beckman?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Well, I think that when you look at the business, our view, taking a long-term perspective is, this is a business that clearly is a 5% to 7% mid single plus digit grower, possibly more as we get out and have more exposure to emerging markets as we see a molecular position take root. Clearly the business underperformed Danaher in 2010, a host of issues there. But I think, again, as we look at the business, certainly from a macro perspective, the information at the front end of treatment that diagnostics provides is exactly what payers with an eye toward efficiency are looking for. Obviously clinicians and patients are looking for better outcomes, more, better information upfront is going to drive that. The aging of our population in the West, certainly a driver here for us. Science continues to push the frontier here, and we're going to help bring that science to the clinic. And again, I think the emerging market opportunity is significant.

I think from a DBS perspective, as I mentioned earlier, they are just a whole host of opportunities for us to accelerate spending in high-impact areas, whether it's expanding the immunoassay menu, making sure that we bring a high-quality, high-impact molecular product to market, emerging markets has certainly been a real winner for them.

But from what you saw in December, Nigel, we're trying to overdrive emerging markets across Danaher. And at 25% already, I mean, for Beckman, it's quickly going to eclipse Europe in terms of total size.

Life sciences, again, not an area where they've put a lot of energy. I think that's an opportunity by itself, let alone what we can do with Radiometer, SCIEX, Leica and the like. So far a lot of reasons, I think this is a business that is a very strong contributor to our long-term growth trajectory.

<Q - Nigel Coe>: Great. And a quick modeling question for Dan, do you have any visibility yet on the intangible amortization you're assuming within that accretion calculation?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: It's got to be a sizeable number. It will probably be in the magnitude of $150 million. And so that will likely take up our total annual amortization expense to approaching $400 million.

<Q - Nigel Coe>: Great. Thank you very much.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Thanks, Nigel.

Operator

We'll move now to Scott Davis with Morgan Stanley.

<Q - Scott Davis>: Hi, good morning, guys.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Hi, Scott, good morning.

<Q - Scott Davis>: Can we talk kind of big picture, I mean when you think about the size of this business, you combine it with your other kind of sizeable life sciences businesses and even including dental, I mean, you've really kind of morphed pretty quickly into a pretty high powered med tech company, about half of sales or so. Where do we go longer-term? I mean is this just an opportunistic kind of direction that you've decided to go into because the valuations make sense, or is there some kind of bigger picture, these are the type of businesses that you really want to own going forward, the razor-razorblade, more easily DBS-able type businesses, versus maybe some of the other traditional businesses that you also own?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Scott, I think it's important for everybody to understand that while the addition of Beckman will take our med tech businesses up to about 47% of revenue, there is no change whatsoever in our strategy. I think we intend to remain a science and technology, a multi-industry company, if you will. With this business coming on for the reasons we highlighted in the prepared remarks, we think this is a truly unique situation. It obviously fits quite well into our life sciences and diagnostics business. We're at a point here where we have, with our new segmentation, the five segments, two of five segments in healthcare – dental and LSD here. But I think over time we are clearly going to be investing in all of those areas. So yes, we're at a point where this kind of comes up as close to 50% of sales, but I think over time when you think about Danaher as a $20 billion to $25 billion company, you should really think about that exposure being call it 40% give or take. So we're at a little bit of a high water mark here I suspect, but it's temporary.

I think part of our logic, frankly, Scott, is that looking forward, thinking about Danaher as a $20 billion or $25 billion company, we've always had a view as to what we want that to look like. And I think having a strong position that we've started to build out with Radiometer and Leica and SCIEX with the addition of Beckman, really puts us in a wonderful place. Right, we've got roughly $2.5 billion today, we add close to $4 billion. That's a nice position for that segment when we think about Danaher at those higher levels. We indicated we're going to continue to be active, but on a moderated basis with bolt-ons in 2011. You should expect those bolt-ons to be, frankly, elsewhere outside of life sciences and diagnostics. But as we get back to perhaps full strength in 2012, we will again be investing broadly across the corporation. But again, no change in what we want to be and who we are, as we think about Danaher five and 10 years down the road.

<Q - Scott Davis>: Okay. That's helpful. And as a follow-up, can we talk a little bit through the financing and the thought process? Some – when you think about transactions this large, some could argue maybe you give Beckman shareholders some stock, and that's kind of a cheaper way to help finance versus doing a secondary. But what are the  different – the different thoughts that you've had via financing and the timing, I guess, of when you think about in terms of going out there and issuing equity and, to pay for this transaction? I mean, do you get – do you close the deal and then come in afterwards, or do you do it ahead of time in anticipation and hope that it does close on time? I mean, how do you kind of think about that?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Sure. I mean, on the first point, I think just given the position we're in with, combined almost, the two companies have almost $2 billion of cash today, the expectation of north of $2 billion of free cash flow this year and the strong combined profitability of these business, I think this was a transaction we felt we could fund largely with cash and debt. But we are – we do want to continue to be an acquisitive company. We want a top tier credit rating. And we thought it was kind of appropriate, like we did with Tektronix, to think about issuing an amount of equity that's relatively modest to the total size of the transaction. So I don't think it would really be appropriate to kind of put into the transaction, it would be more appropriate to do as sort of a follow-on, secondary offering.

<Q - Scott Davis>: Okay. So that's more of a liquidity issue than...?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Yes, it's more we want to – we're obviously working with the rating agencies and want to be thoughtful about our credit rating and want to stay close, if not at or hopefully maintain our credit rating or very, very, very close. And that's very important to us. We've been an A credit for 12 years, and we'd like to sustain that. And on a $6.8 billion, we issue about $1 billion of equity, that's not meaningfully impacting the accretion, and we're very confident about the overall return.

In terms of timing, probably we will take an approach similar to Tektronix, where as we get closer, depending on the market, we may consider sort of pre-funding a part of the consideration.

This was a situation where we've had the benefit of doing a number of months of work. I think they've let other parties in as well. We know they let other parties in as well. So you never know with complete certainty, but this was – as we all read about over the last couple months, this was not a huge surprise that people were in doing work on the business.

This is not a one-off transaction where you're more concerned about someone topping you – it could always happen, but I think we're pretty confident we get to the finish line here.

<Q - Scott Davis>: That's helpful. Congrats guys. Good luck.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thank you, Scott.

Operator

We'll move now to Bob Cornell with Barclays Capital.

<Q - Robert Cornell>: Yeah. Just back on some of the math, guys, and maybe you can just walk through the accretion assumptions, Dan, what sort of interest rate you're assuming, and various other items that get to the accretion?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Sure. I mean, if you look at 2012 and you look at the funding, the roughly 85% that's not equity, and clearly the equity has some dilutive, modest dilutive impact to the earnings. The combined interest rate's probably 2.5%, 3%. In part that's because of the $1.5 billion of cash, we're only foregoing about 50 basis points of interest on that. And as Larry talked about, the company has about $500 million of operating profit today in 2010.

We'll be spending a fair amount of money this year going after some of the cost actions. That's part of the reason why we're talking about $0.05 to $0.10 of accretion this year, also, because we don't know exactly when this will close. And we expect to see a nice ramp-up in the margins, in the operating profit next year that gets us to that $0.25 to $0.30 of expected accretion after the $150 million of intangible amortization, the interest expense on that $5+ billion, and they have about a 25% tax rate, which is pretty consistent with ours. We expect that to continue, and that's, kind of gets you down there.

That's not at all close to what we think the maximum accretion is here, because we're only be part of the way there on the cost reductions, and we obviously expect continued growth and good fall-through on that growth through the years.

<Q - Robert Cornell>: So are we going to have some below-the-line items in '11 and '12 outside of the operating earnings accretion?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: We will definitely in '11. It will be a sizable number. We'll talk a little bit more specifically as we get closer. That's the deferred revenue, the inventory step-up, the transaction expenses. It may – we may have a little bit in '12, but it would be relatively modest. We're talking pennies a share I suspect.

<Q - Robert Cornell>: Dan, and you are assuming the equity in your accretion math...?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Yes, yes we are, we're assuming about 15% of the consideration is in the form of equity, and obviously we'd have more accretion if we did all debt, but we think it's appropriate to issue some equity here, and we'll do that as, obviously, we get closer to the finish line.

<Q - Robert Cornell>: Any more color just on the forecast of a 10% return on investment in under four years, maybe flesh out that thought?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Bob, I think that if you look at where they are today, roughly $500 million of operating profit, if you add to that the $250 million that we've talked about, you pretty much get without really any revenue lift, close, 8%, a little bit more. So that obviously puts you into striking distance of that 10%. And again, I think as we look at the top line opportunities here, both in terms of the macro environment and where I think DBS and Danaher can positively impact Beckman's performance, it won't take much, much top line to push us over the edge there.

And obviously, if there are opportunities to move beyond the $250 million on the cost side, we'll do that. And don't forget from a balance sheet perspective, there are going to be a plenty of opportunities here as well. The $250 million is a big number for us, but when we look at that on a relative basis, that's half of what we pulled out of Tek. We look at working capital, for example, they're probably just almost two times, as a percent of sales, where we are as an organization. And they are about two times our spend in CapEx as a percent of sales. So I just think there's a lot of opportunity here from an operating perspective to deliver that 10% within the four-year period that we discussed.

<Q - Robert Cornell>: Yeah, I get it. I can see it. Thanks, Larry. Thanks, Dan.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thanks, Bob.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Thanks, Bob.

Operator

We'll move now to Deane Dray with Citi Investment Research.

<Q - Deane Dray>: Thank you. Good morning, everyone.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Good morning, Deane.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Hey, Deane.

<Q - Deane Dray>: Hey, a couple of balance sheet questions first, if I could, Beckman has been carrying some customer financing, receivables and want to know what the long-term prospects – that's not something that Danaher has typically done before. So what are you thinking long-term for that? And then a follow-up question about FDA.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Maybe I'll tackle the first one, Deane.  As you know, the company has an attractive business model, where they lease an instrument, and with that, typically get a five-year contract to supply all the reagents, and the value of those consumables are probably 5X the value of the instrument over that five-year period. I don't see us really fundamentally changing that. In fact, both our Radiometer business and our Leica Bio business have a model very similar to that. I think it's an attractive way to do business, and I would suspect that we will continue to do something very close to that.

<Q - Deane Dray>: Okay. And then, over on the FDA side, is some of the litigation, investigations there, is this, do you feel is more of a manufacturing logistics problem, something that DBS can address?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Well Deane, I think that it's important to recognize up until the recent issues that Beckman's had, the company has enjoyed an excellent reputation in the marketplace. I think that's really beyond debate. Clearly, the FDA topic was a key focal point for us from day one, and was something we spent time on literally every day during two months of diligence. I think where we got comfortable was that there are remedies that are underway. I think the company has spoken to this publicly, and I don't think we want to get into a lot of detail here today in that regard.

I think our work was certainly informed, particularly around troponin, by our own efforts to get our test approved on AQT. The difference being, of course, we're not in the market, had not been in the market the way the Beckman had.

This is a new instrument, a new test for us. But clearly, from the Board on down through the organization, there is a seriousness of effort here that I think is smack right in the right direction. I think clearly, we're going to bring that intensity and that focus as well.

I think we also took comfort, Deane, from what customers were telling us. Clearly, there was some noise during the course of the summertime, but when you look at what's been happening more recently around retention rates, around win rates, I think the recovery is, things are stable and the recovery is beginning. I think also from a non-order book perspective, if you will, we were doing a lot of customer surveys, particularly here in the U.S., where we really saw a change in tone, a change in sentiment to the positive.

All that said, make no mistake. We have work to do. The company has work to do. But I think we've concluded it's work we can do, it's work we will do, and frankly that is part of the value creation opportunity here, to get in at this point, at this time, at this price and do that work to make sure this business is second to none on these sorts of issues.

<Q - Deane Dray>: Larry, just to follow up on that last point, you had talked before about the higher threshold for a larger deal for Danaher that would require more conviction about what the synergies would be and the growth opportunities. So if you just take a moment how you reached the decision that this was – that Beckman met all those hurdles, and I know we haven't talked about revenue synergies, but it seems pretty clear that Beckman is already selling to the same customers that Radiometer, Leica are all selling, and if I look at blood, gas analysis of Radiometer, that has clear overlaps and adjacencies in hematology, coagulation et cetera. So take us through the threshold and just talk a bit, if you could, about revenue synergies down the road?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Deane, I think when we make a commitment of this magnitude. It obviously received a great deal of scrutiny, not only amongst the management team, but with the Board. And I think when we went to the Board and had the discussion about making this investment, we clearly saw really that combination of the valuation going in, the top line, the cost-out opportunities and the timeframe in which we can do it. I mean, again, I want to underscore, we think we get there in less than four years in terms of our 10% ROIC.

We typically talk about being there in five. So a lot of condition here.

In terms of revenue synergies, I think the first order of business is to make sure that Beckman Coulter by itself is firing on all cylinders. And again, I think that starts with making sure we have peerless quality, and we do have work to do.

We like what we see in the innovation pipeline, but we want to make sure that we're not only executing well, but taking cost out, not only to drive these returns in the accretion, but to overdrive the high impact investment opportunities that they have. I think from a discipline perspective, not only in terms of spend, but also in terms of performance, there are going to be opportunities for us to put DBS at the disposal of the Beckman team and help them compete more effectively in the marketplace around the world, let alone getting past some of the issues that they've grappled with.

I think in terms of synergies, clearly, there are going to be opportunities, because we do sell to some of these same customers today, be it in the clinic, at Radiometer and Leica Biosystems, two of our higher growth businesses, as well as in the research labs with SCIEX and with Leica Microsystems. And I don't mean to leave out Molecular Devices.

There are going to be some longer term opportunities, be it in Molecular Devices, be it in helping AB SCIEX bring mass spec technology as a next gen platform into the clinical lab, as opposed to the research lab, and we could go on. I don't want to get too far ahead of ourselves. We've got a lot of work to do here in the short-term, but obviously as we look at the impact this business can have on Danaher and the impact Danaher can have on this business, we think this is an excellent fit, a good investment, a value creation opportunity that is truly unique as we think about Danaher over the next five to 10 years.

<Q - Deane Dray>: Thank you, and congratulations.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Thank you.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thanks, Deane.

Operator

We'll go now to Steve Winoker with Sanford Bernstein.

<Q - Steven Winoker>: Good morning.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning.

<Q - Steven Winoker>: On the troponin test, I know – I'm not sure how much detail you wanted to get into, but do you have any idea of when that may – that may come back online?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Steve, we do. I think I'd like to avoid getting into a lot of the detail there today for obvious reasons. I think the company's comments should be self-evident there.  But that said, I think that was an area where we did a tremendous amount of work from a diligence perspective. The company still has work to do, but they're making good traction, and again, that was a not a topic that we were new to, given the work that we have been doing at Radiometer in getting the AQT platform with troponin approved here in the U.S. marketplace.

<Q - Steven Winoker>: Okay. And then on the – on clinical diagnostics, given the impact the healthcare utilization pull-back, I suppose, in lab diagnostics with CapEx spending drying up a bit for scientific labs, I mean, how do you think about those sort of macro impacts on this business as you're pricing it out?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Steve, I think that those are realities in this business, certainly they have perhaps been more acute than, over the last couple of years, given the financial crisis, than they have been over time. And again, I think when we look longer-term, there is going to be a balance of headwind and tailwind, but I think we look to the tailwinds around the role of diagnostic information in the clinic, the aging populations, what scientific breakthroughs will allow us to do, let alone the significant opportunity in emerging markets to net out very strong potential for us to execute well in a space that ought to be a 5% to 7% grower.

<Q - Steven Winoker>: All right. And then just finally on – do you see any divestiture risk within the portfolio, and obviously, it's got a very diversified set of businesses, as you head into this thing, how are you thinking about the sub-segments that this company is already in, and the ones that are sort of most distant from what you already do?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Steve, I think we would rate divestiture risk, if you're referring to any regulatory requirements for closure, as fundamentally non-existent. I mean, Beckman today is a partner in a couple of small areas, but really not a competitor in any way, shape or form – very complementary, but really no competitive overlap to speak of.

<Q - Steven Winoker>: And Larry, I was speaking more to the attractiveness of some businesses that may just be very far away from your current portfolio?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: No, I think we – we like the core IVD business, which obviously is nearly 90% of the base here. I think the company has had different thoughts about its life sciences portfolio over time. I think we look at that business as a very strong opportunity, because not only does it have some neat tie-ins to what we're doing in the research labs with AB SCIEX and Molecular Devices as well as Leica, but frankly, it's a business that hasn't gotten perhaps the attention that it warranted. We're going to go in and look to grow every corner of the Beckman Coulter business, and that's an area where I think we're likely to surprise some people.

<Q - Steven Winoker>: Great. All right. Thanks guys. Congrats.

Operator

We'll move now to Jon Wood with Jefferies.

<Q - Jon Wood>: Hi. Thanks a lot.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Good morning, Jon.

<Q - Jon Wood>: Hi, good morning.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning.

<Q - Jon Wood>: Larry, on the – Beckman is just anniversarying the Olympus deal here. Is that integration largely complete in your view, or would you expect Danaher to have to pursue some incremental heavy lifting around that acquisition they did?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Jon, you're right. They're just a little bit over that addition to the business. I think we would rate their integration of Olympus as pretty well in terms of what we have seen thus far. Obviously, in a process like this you don't get to talk to everybody in the way that we will over the coming days. But we think that they did a very nice job there. So there is clearly a lot of work that will be done as we bring Beckman into Danaher. But I don't think the Olympus part of the business is in any way an outlier in that regard.

<Q - Jon Wood>: Okay, great. Do you – does Danaher have the management resources in place currently to do this integration in the right way, or should we expect you guys to kind of look to the outside to bring in some external talent here on the diagnostics side to get this done?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Jon, I think I have been consistent over nearly a decade in this job to saying that when we think about acquisitions, we think about capital deployment, our critical resource won't be ideas or capital, it will be talent. So we talked about this question both internally and with the Board every step of the way. I think our view is that this is a business that, while large, is not widely fragmented, which gives us an opportunity where we need to add talent to the existing team, we're going to be able to do that. Again, I think that we asked that question, and we answered it. There will always be a role, particularly in a business like this, for domain expertise that we may not have inside the company. So I wouldn't want anyone to be disappointed when we think about the Beckman team a year down the road or three years down the road, to the extent there is change, that somehow if it's a combination of Danaher folks and outsiders that join the team, that we will have somehow gone astray here. I think we've done that in a number of our acquisitions. As you know, over the last several years, nearly three quarters of our openings, both at existing companies and acquisitions, are filled by Danaher folks. I suspect that we'll maintain that internal fill rate as we move forward.

But that said, I just want to end with one comment, Jon. This is a good team. I think the people that we've met in the course of diligence have clearly endured not only the process disruption, which is never fun when you're on their side of the table, but obviously the other disruptions to the business. I'm hopeful that they understand as well as we do, given our work and diligence, that these problems are stabilizing, the fixes and the solutions are in process. And in combination with a company like Danaher, we have a very bright future together.

<Q - Jon Wood>: All right. Great. Thanks for the comments.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Thanks, Jon.

Operator

Steve Tusa with JP Morgan has our next question.

<Q - Steve Tusa>: Hi, good morning.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Good morning, Steve.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning, Steve.

<Q - Steve Tusa>: So these guys do a 45% gross margin. They have a dramatic amount of consumables exposure. You guys are kind of migrating into the 50%s. I think that most people look at you guys as attacking SG&A. Can you maybe talk about what the gross margin opportunity is there? Can you bring it beyond where you guys are as a company – as a consolidated company?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Steve, I would maybe make a couple of comments. When we talk about the $250 million of cost synergies, again, roughly half of that's going to come out of operations. And we talk about material productivity, labor productivity, overhead realignment and the like, so that obviously is all going to flow into the gross margin. I think as well from a DBS perspective, designing the cost is going to be an opportunity here. This is a business that does an excellent job with respect to automation. Now we obviously have some automation capability ourselves, but making sure we're gearing that toward that gross margin enhancement with new product launches, I think will be an important part of the gross margin equation. And then finally, while one of the earlier questions talked about some of the headwinds, I think we can be more strategic with respect to price management in this business in a way that should contribute to the gross margin over time.

<Q - Steve Tusa>: Okay. Great. I think that's it. Thanks.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Thanks, Steve.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thank you, Steve.

Operator

Move on to Richard Eastman with Robert W. Baird.

<Q - Richard C. Eastman>: Yes, good morning.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning, Rick.

<Q - Richard C. Eastman>: Just a quick question, Larry. Going back to this troponin issue, granted we don't make all the calls here, the FDA is involved, but we have to get this product back into clinical trials, get it approved, get this test. Is it your assumption as you went through the due diligence here that, that product will be on the market by yearend? Is that the type – by yearend Calendar '11, is that the type of timing we're thinking about?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Rick, I think that, again, just to make sure everybody is in the same page here. There are basically two instruments that the company sells upon which the troponin or the cardiac marker test is performed. The Access instrument, which is the instrument that, or the instrument upon which the vast majority of the testing is done, has really not been interrupted in any way, shape or form. It's the new DxI instrument that has the smaller installed footprint where they've had the issue, and the volume that was intended for that instrument in many instances has migrated over to the Access. And that's why I think, again, we see some of the stability that we see.

Rick, I think, your dates there foot pretty well with the company's public comments, but again, as you would assume in and around most of the key assumptions in a situation like this, we've allowed ourselves a little bit of wiggle room, because we want to make sure that we are responsive and respectful vis-a-vis the FDA's requirements and needs to make sure we bring that test on that instrument back to the market in the most optimal way.

<Q - Richard C. Eastman>: So, my understanding again, is Beckman maybe gets up to $100 million of revenue from this troponin test on, I presume, the Access instrument that you mentioned, and that's unaffected, but the incremental on the new DxI is what we should watch for in probably more like Calendar '12 from a growth rate perspective?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Rick, I think that again, without trying to get into too much detail, that number is not, I mean, that's a number far larger than their current U.S. volume around that assay today.

<Q - Richard C. Eastman>: Okay.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Again, the U.S. FDA issue here, around the approval of troponin on the DxI, is strictly a U.S. dynamic. It has not impacted the business outside of the U.S. So there are a number of ways I think, that we have looked at this issue. Frankly, I think that you need to look at a lot of different numbers here in terms of retention rates, win rates, assay volume and the like to understand or to confirm whether or not we have addressed this issue in the customers' eyes, which obviously is the most important test of all. So I wouldn't focus solely on troponin on the DxI, but over time, that's clearly where the fix will be focused. And in turn we should see volume come back to that platform once the product is back in the market.

<Q - Richard C. Eastman>: And you are comfortable that the retention rate has bottomed?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: I think I said that earlier, and I'll reaffirm that.

<Q - Richard C. Eastman>: Okay. Okay, very good. Thank you.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: You bet, Rick. Thank you. And

congratulations on last night's game.

<Q - Richard C. Eastman>: Thanks.

Operator

John Inch with Merrill Lynch has our next question.

<Q - John Inch>: Thank you. Good morning, everyone.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning, John.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Hello.

<Q - John Inch>: Hi, hi, guys. Okay, so just so I'm clear, Dan or Larry, you're planning to pro forma deal costs and step-up costs, what about just restructuring and/or these FDA compliance issues that are – that may or may not take a twist or turn in terms of sort of satisfying this. How should we think about that?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: The items you talked about first, we would call out, and that would include change of control payments and that type of things. But in terms of costs we incur because of the restructuring we do, costs that the company's incurring in dealing with some of these issues right now, that is in the accretion numbers we talked about.

<Q - John Inch>: That is in the numbers right now?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Yeah.

<Q - John Inch>: Okay. Are there long-run reasons why this business couldn't see margins in the 20%s? I'm thinking of Radiometer and obviously some of you other businesses. If you kind of put all this together, I understand we don't want to get too far ahead of ourselves, but is there something structural about the business or something that says that this can't, in contrast to your other businesses, be sort of a 20+% margin type of OP contributor?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: John, I think you hit it. I mean there is no reason whatsoever this business, when we get back to firing on all cylinders, isn't a 20% plus OP business, with investments in innovation and sales and marketing driving the top line at the same time.

<Q - John Inch>: And does this platform, Larry, lead over time to future obvious bolt-on opportunities, or potential bolt-on opportunities as it pertains to Beckman, or is Beckman kind of largely, kind of ring-fenced or standalone within its universe? I understand there is revenue synergy with Leica and so forth over time. But I'm talking about sort of the segments you're in today, can this thing be standalone without opportunistic bolt-on over time, or what's sort of the longer-run plan?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: I think that if we were to take a view that we were not going to make another acquisition in life sciences and diagnostics in and around the existing businesses, let alone Beckman, we would have a very strong and compelling competitive position. Obviously, one of the key aspectsof the new product development pipeline in and around not only immunoassays, but molecular diagnostics, is in-licensing and other smaller, more creative type ways to bring external technology into the company to complement what is developed internally. So you'll continue to see us work in that way, but that's I think different than what you're asking about, John. We will see opportunities for sure. We see them today. I'm sure as we get closer in, we'll see other opportunities, but again, there's no sizeable acquisition that we feel like we have to do here, either on the diagnostics or the life sciences side, for this business to be strong.

<Q - John Inch>: No, but I'm thinking of the playbook as it pertained to flu for Tektronix and the follow-on deals. I mean I obviously understand that we've got a bit of a portfolio imbalance away from industrial. So all that said, you sort of argued that bolt-ons are going to be in other areas, I'm just wondering about the opportunities for bolt-ons as it pertains to Beckman. And it sounds like you're saying that this thing can be standalone for a little while, you don't need to do this stuff, but maybe deals could come in the future, is that the way to think about it?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: John, I think that's the way we look at. I think given what we're trying to do on the organic growth side with the business, obviously, some of the issues that we talked about, troponin, getting to the finish line there, as well as the resizing the cost structure. I mean, that's going to be the first priority. I think we'll get through that, and then at some point come back and really begin to focus on bolt-ons here.

<Q - John Inch>: Okay. Well, that makes sense. One more last one, logistic picture, why actually did Beckman put themselves up for sale? I mean, why didn't they just try and kind of fix these issues themselves? Is that what it was? I mean, just to the person who wasn't following Beckman that closely?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Well, I don't know exactly what the Board decision was, but obviously, given what, the news the company had a couple of quarters ago, I think it probably created some decisions for them and also probably caused some people to talk to the company, and that's I think probably, those two things started this off.

<Q - John Inch>: So, that was the focal point. Okay. Great. Thank you.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thank you, John.

Operator

We'll go now to Jeff Sprague with Vertical Research Partners.

<Q - Jeff Sprague>: Thanks, just two quick ones. You covered a lot of ground. Larry, you made it pretty clear that the focal point going forward now is on bolt-ons. But just wonder strategically what your appetite would be to do something bigger if it emerged. Obviously you've been working a pipeline really aggressively for the last couple years and some things have broken free, most notably this. But just the appetite, wherewithal to pull the trigger on something big in motion or somewhere else if the right asset does in fact come along maybe before you were ready for it?

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Jeff, I think the decision calculus clearly included an assumption that this was a big deal, it needed to be a deal worth doing. We obviously concluded and hopefully argued that it is. And in turn, I think when we look at our capacity, all things being equal, through the rest of 2011, I think we're talking about several million of bolt-ons, and that's in addition to what we – what we're laying out here with EskoArtwork, about $500 million.

So you never want to say never, but I think we go in eyes open, realizing that we're going to be working hard to integrate to this business. We'll be selective in the moves we make elsewhere in 2011. But then I think we get back right at it in 2012, looking at $2+ billion of just kind of our core free cash flow going back into the M&A activity. So we'll keep those pipelines tuned up. We'll be selective in terms of what we bring in. But in terms of big deals, I think for now, for 2011, the big deal is the one we're talking about this morning.

<Q - Jeff Sprague>: And then just finally, is there any material difference in the margins or the mix of products in the rest of the world and where you're seeing the growth in rest of the world, particularly in the emerging markets?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: No, in fact the highest – they're all very close. They're a little higher in the U.S. The emerging markets are right at the mean, and Europe's slightly lower, but we're talking 100 basis points. It's – the growth they get in the emerging markets is very profitable.

<Q - Jeff Sprague>: Okay. Thanks a lot guys.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Thank you, Jeff.

Operator

We'll take our final question from Shannon with Nomura.

<Q - Shannon O'Callaghan>: Good morning, guys.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: Good morning, Shannon.

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Hey, Shannon.

<Q - Shannon O'Callaghan>: Yeah. You guys have covered a lot. Just one follow-up on the acquisitions. I mean, it sounded like the pipeline had a few larger deals in it. What happened to those? I mean, did they sort of not work out?  Did they get pushed as well? Are they still alive? Maybe just go through that, obviously, given that you've made a big move with this one?

<A - Daniel L. Comas, Executive Vice President – Chief Financial Officer>: Well, I think there are number of things that we've been looking at. This is the first one to trade, and we're happy to be prevailing at this point. I suspect some of these things will be around in 2012 and 2013.

<Q - Shannon O'Callaghan>: Okay. Thanks a lot guys.

<A - H. Lawrence Culp, Jr., President and Chief Executive Officer>: You bet, Shannon. Thank you.

Operator

That concludes our question-and-answer session. I'll turn the conference back over to our speakers for any additional or closing remarks.

Matt R. McGrew, Vice President, Investor Relations

Thanks, Candice. We are – we'll be around a little bit here in the morning for any follow-up calls and over the next couple days. Thanks, everyone.

Operator

That concludes today's conference. Thank you for your participation.